Suite 700 - 838 West Hastings St. Vancouver, BC - V6C 0A6 IR: (647) 203-8793 www.makominingcorp.com TSXV: MKO | OTCQX: MAKOF

March 26, 2026

TSX-V: MKO; OTCQX: MAKOF

Mako Mining Receives Approval to List on NASDAQ

Mako Mining Corp. (TSX-V: MKO; OTCQX: MAKOF) ("Mako" or the "Company") is pleased to announce it has received approval to list its common shares (the "Shares") on The Nasdaq Capital Market LLC ("NASDAQ"). Trading is expected to commence on NASDAQ at the open of trading on March 30, 2026, under the symbol "MAKO". Concurrently with the listing, the Shares will cease to be quoted on the OTCQX® Best Market but will continue to trade on the TSX Venture Exchange under the existing symbol "MKO".

Akiba Leisman, CEO of Mako states, "Joining the NASDAQ marks a significant milestone for Mako. The listing will both elevate our profile in the United States and provide greater visibility and exposure to a broader institutional and retail investor base. We expect additional increases in our trading liquidity, which enhances the Company's ability to be index eligible, and provides for a stronger currency when looking at additional acquisition opportunities."

Existing shareholders will be able to trade the Shares on NASDAQ following completion of the listing. The Company's listing on NASDAQ remains subject to the declaration of effectiveness of the Company's Form 40-F Registration Statement registering the Shares with the United States Securities and Exchange Commission (the "SEC").

About Mako

Mako Mining Corp. is a publicly listed gold mining, development and exploration company. The Company operates the high-grade San Albino gold mine in Nueva Segovia, Nicaragua, which ranks as one of the highest-grade open pit gold mines globally and offers district-scale exploration potential. Mako also owns two assets in the US: the Moss Mine in Arizona, an open pit gold mine in northwestern Arizona and the Mt. Hamilton Project, a fully permitted heap leach project in Nevada. Mako also holds a 100% interest in the PEA-stage Eagle Mountain Project in Guyana, South America. Eagle Mountain is the subject of engineering, environmental and mine permitting activity.

For further information about Mako, please contact Akiba Leisman, Chief Executive Officer, at (917) 558-5289 or aleisman@makominingcorp.com, or visit our website at www.makominingcorp.com and our profile on SEDAR+ at www.sedarplus.ca.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information: Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, the continued listing the TSX Venture Exchange, the timing for trading on NASDAQ and the effectiveness of the Form 40-F Registration Statement. Forward-looking statements or information often can be identified by the use of words such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan," "may," or "should" and the variations or comparable terminology of these words are intended to identify forward-looking statements and information.

Suite 700 - 838 West Hastings St. Vancouver, BC - V6C 0A6 IR: (647) 203-8793 www.makominingcorp.com TSXV: MKO | OTCQX: MAKOF

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, and the gold mining, development and exploration industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include, without limitation, risks relating to: the Nasdaq listing not being completed; the SEC not declaring the Form 40-F effective, the expectation that trading liquidity will increase; the enhancement of the Company's ability to be index eligible; the provision of a stronger currency when looking at additional acquisition opportunities; the availability of financing for the Company; business and economic conditions in the gold mining, development and exploration industry generally; the speculative nature of the Company's research and development programs; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws; and other risks and uncertainties as disclosed in the Company's public disclosure filings on EDGAR at sec.gov/edgar and SEDAR+ at www.sedarplus.ca. The forward-looking information and forward-looking statements contained in this news release are made as of the date of this news release, and the Company does not undertake to update any forward-looking information or forward-looking statements, except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.